UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [May], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN CITY, CHOONG-NAM 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    No    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated May 14, 2004. Attached is English language version of the notice.

MIRAE CORPORATION ANNOUNCES

THE FIRST QUARTER RESULTS FOR FISCAL YEAR 2004

Seoul, Korea, May 14, 2004 - Mirae Corporation (Nasdaq: MRAE) today reports its operating and financial results for the three months ended March 31, 2004.

The Company reported total revenues of 14,656 million won for the first quarter of 2004, decreased by 30.7 percent from total revenues of 21,141 million won for the first quarter of 2003. And, gross profit for the first quarter of 2004 was 4,026 million won increased by 5.3 percent from gross profit of 3,822 million won for the first quarter of 2003. Mirae accounted 422 million won and 442 million won of operating loss and net loss, respectively, for the first quarter of the fiscal year 2004; whereas, operating loss of 1,424 million and net loss of 2,694 million won for the first quarter of the fiscal year 2003. The Company reported an improvement on operating loss and net loss for the first quarter of 2004 by 70.3 percent and 83.6 percent, respectively, compared to the first quarter of 2003.

[Table 1.] Summary of Operating Results of FY 2004 1Q vs. FY 2003 1Q

(Unit: in million Korean won, %)

Category	FY 2004 1Q	FY 2003 1Q	% Change	Comment
Revenues	14,656	21,141	-30.7
Gross profit	4,026	3,822	+5.3
Operating income (loss)	(423)	(1,424)	- 70.3	Operating loss decreased by 70.3%
Ordinary income (loss)	(442)	(2,695)	-83.6	Ordinary loss decreased by 83.6%
Net income (loss)	(442)	(2,695)	-83.6	Net loss decreased by 83.6%

Finally, positive news is in abundance for the capital equipment market. 2003 ended with a strong acceleration in both billings and bookings. The acceleration brought positive revenue growth year over year for 2003 and a building order momentum, heralding a strong 2004. In stride with this upturn trend, the Company also emphasized on the global network reinforcement that hoping to increase the Company’s overseas sales and its profit margin. Even though our first quarter’s revenues decreased momentarily, our outlook for year 2004 remains positive. Thanks to the global information technology (IT) rebound and ever-increasing demand from newly emerging markets, Mirae has seen the signal of improvement, especially through SMD placement system market in Asia.

[Table 2] Revenues Break Down by Region.

(Unit: %)

Region	FY 2004 1Q	FY 2003 1Q
Asia	24.16	8.48
Europe	4.08	6.48
US	16.48	15.07
Overseas Total	44.72	30.04
Domestic	55.28	69.96
Total	100.0	100.0

Each division fully portrays its figures for the first quarter of 2004 as follows. Semiconductor Equipment Division distributed sales of 6,212 million won, or 31.0 percent decrease, for the first quarter of 2004 from 9,009 million won for the same period of 2003. The semiconductor equipment industry is expected to grow continuously in 2004; and our SE sales are expected to show its strong growth in the second quarter of 2004. SMD Placement System Division (SMT) generated revenues of 7,749 million won for the first quarter of 2004, increased by 3.1 percent from 7,514 million won for the first quarter of 2003. Sales portion by Semiconductor Equipment Division, SMD placement systems Division and Other Division are 42.4 percent, 52.9 percent and 4.7 percent, respectively, for the first quarter of 2004.

[Table 3] Revenues Break Down by Division

(Unit: in million Korean won)

Division	FY 2004 1Q	FY 2003 1Q	% Change
SE Division	6,212	9,009	-31.0
SMT Division	7,749	7,514	+3.1
Other	695	4,619	-84.9
Total	14,656	21,141	-30.7

Highlights of FY 2004 1Q

February 23, 2004

•	Inclusion of an affiliate, GLD Co., Ltd.
Invested amount: 1,200 million won
Shareholding Ratio: 80.0%

March 19, 2004

•	The Resolution of the 13th Annual Shareholder’s Meeting
•	Approval of Balance Sheet, Income Statement and Appropriations of Retained Earnings for the FY 2003
•	Approval of selective amendments to the Articles of Incorporation
•	Approval of Appointment of New Director
•	Approval of Director’s Remuneration Ceiling
•	Approval of Management’s Severance Payment Plan
•	Approval of Grant of Stock Option

April 9, 2004

•	The sales consignments contract of CyberBank Corporation.

April 21, 2004

•	Exclusion of an affiliate, Mobile Game Co., Ltd.

This release contains operation and financial performance and other financial business matters prepared using accounting principles and reporting practices generally accepted in Korea (“Korean GAAP”) and is in unconsolidated basis. In accordance with KSE regulation, the unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows for the first quarter of 2004 have been reviewed by the Outside Auditor. In all other respects, these unconsolidated balance sheet, the unconsolidated statement of operation and the unconsolidated statement of cash flows under Korean GAAP are not intended to present the Company’s financial position and results of operations in accordance with accounting principles and reporting practices generally accepted in the United States. Accordingly, the balance sheet, statements of operation and statement of cash flows are not designed for use by those who are not informed about Korean GAAP.

Mirae Corporation is a manufacturer and supplier of semiconductor handlers and SMD placement systems along with Internet related businesses including SoftForum (PKI solution provider).

The common stock of Mirae Corporation is traded on the Korea Stock Exchange under the number “025560” and American Depositary Receipt of the common stock of Mirae is traded on the Nasdaq National Market under the symbol “MRAE”.

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

MARCH 31, 2004

DECEMBER 31, 2003

(In millions of Korean won)

ASSETS	FY 2004 1Q	FY 2003
	(Unaudited)	(Audited)
CURRENT ASSETS :
Cash and cash equivalents	17,187	19,727
Short-term financial instruments	8,480	10,124
Marketable securities	19,967	20,853
Accounts receivable - trade, net	26,153	28,462
Short-term loan	197	100
Accounts receivable - other	3,907	3,223
Inventories	15,542	9,585
Accrued interest income	105	90
Advance payments and others	4,076	2,746
Prepaid income taxes	339	306

Total Current Assets	95,953	95,216

NON-CURRENT ASSETS :
Property, plant and equipment - net	68,761	68,937
Intangible assets - net	3,811	3,174
Investment securities	20,956	19,751
Long-term and restricted bank deposits	570	568
Guarantee deposits, net	2,903	2,264
Long-term receivables	4,624	4,624
Long-term loans and other	2,417	2,477

Total Non-Current Assets	104,042	101,795

TOTAL ASSETS	199,995	197,011

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED BALANCE SHEETS UNDER KOREAN GAAP

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In millions of Korean won)

LIABILITIES AND SHAREHOLDERS’ EQUITY	FY 2004 1Q	FY 2003
	(Unaudited)	(Audited)
CURRENT LIABILITIES :
Accounts payable - trade	5,825	2,603
Short-term borrowings	17,114	18,152
Accounts payable - other	2,089	1,815
Advance receipts from customers	712	146
Withholdings	426	230
Accrued expenses and other	1,400	1,669
Accrued dividends	1	1
Short-term guarantee deposits received	301	301
Current long-term liability	2,342	1,788

Total Current Liabilities	30,210	26,705

LONG-TERM LIABILITIES :
Long-term borrowings	7,024	7,745
Long-term guarantee deposits received	3,647	3,616
Accrued severance indemnities, net	2,497	2,000

Total Long-term Liabilities	13,168	13,361

Total Liabilities	43,378	40,066

SHAREHOLDERS’ EQUITY :
Capital stock
Common stock - par value (Won)100 per share; issued and outstanding 123.0 million shares as of December 31, 2002 and 2001, respectively	17,919	17,919
Capital surplus :
Additional paid-in capital	129,884	129,884
Retained earnings(Accumulated deficit) :
Appropriated	1,561	2,116
Capital adjustments :
Treasury stock	(4,344)	(4,344)
Unrealized gain on investment securities	10,736	10,770
Additional paid-in capital - employee stock options	861	713
Loss on disposal of treasury stock	—	(113)

Total Shareholders’ Equity	156,617	156,945

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	199,995	197,011

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENT OF OPERATIONS UNDER KOREAN GAAP

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In millions of Korean won, except per share data)

	FY 2004 1Q	FY 2003 1Q
	(Unaudited)	(Unaudited)
REVENUES	14,656	21,141
COST OF SALES	10,629	17,319

GROSS PROFIT	4,026	3,822
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	4,449	5,247

OPERATING INCOME (LOSS)	(423)	(1,424)

OTHER INCOMES	1,261	2,238
OTHER EXPENSES	1,280	3,508

ORDINARY PROFIT (LOSS)	(442)	(2,695)

INCOME TAX EXPENSE (BENEFIT)	—	—
NET INCOME(LOSS)	(442)	(2,695)

NET INCOME(LOSS) PER SHARE (In Korean won)	(2)	(22)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004 1Q	FY 2003 1Q
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES :
Net income (loss)	(442)	(2,695)

Expenses not involving cash payments :
Provision for severance indemnities	605	312
Depreciation and amortization	930	947
Allowance for bad debts	784	1,791
Loss from depreciation of intangible assets	115	94
Foreign currency translation loss	465	426
Loss from valuation of securities	44	1,686
Loss from disposal of securities	1	—
Loss from valuation & disposal of inventories	—	93
Loss from disposal and valuation of investment securities	—	41
Equity in losses of affiliate	—	473
Compensation cost related to stock options	147	60

Sub-total	3,091	5,923

Income not involving cash receipts :
Foreign currency translation gain	(200)	(1,034)
Recapture of present value discount account	—	(78)
Gain on disposal and valuation of marketable securities	(335)	(264)
Gain on disposal of intangible assets	(10)	(126)
Gain on valuation of affiliate	(38)	—
Gain on disposal of treasury stock	—	(113)

Sub-total	(583)	(1,615)

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004 1Q	FY 2003 1Q
	(Unaudited)	(Unaudited)
Changes in assets and liabilities related to operating activities :
Accounts receivable - trade	1,070	(9,288)
Accounts receivable - other	(686)	232
Accrued income	(14)	50
Advance payments	(1,367)	(283)
Prepaid expenses	25	138
Prepaid income tax	(34)	(77)
Inventories	(5,957)	4,690
Accounts payable - trade	3,229	999
Accounts payable - other	273	(2)
Advance receipts from customers	566	(95)
Withholdings	195	(42)
Accrued expenses	(268)	466
Unearned income	1	—
Other current liabilities	—	(1)
Severance indemnity payments	(108)	(294)

Sub-total	(3,075)	(3,507)

	(1,009)	(1,894)

CASH FLOWS FROM INVESTING ACTIVITIES :
Cash in flows from investing activities:
Decrease in short-term financial instruments	3,144	4,284
Decrease in short-term loans	19	—
Decrease in investment securities	13,335	13,617
Proceeds from disposal of investment securities	329	—
Decrease in long-term loans	91	—
Decrease in guarantee deposits	—	472
Proceeds from disposal of property, plant and equipment	44	742
Guarantee deposits received	31	—
Increase in Long term guarantee deposits	—	1,560

	16,993	20,675

(Continued)

MIRAE CORPORATION

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31, 2004 AND 2003

(In millions of Korean won)

	FY 2004 1Q	FY 2003 1Q
	(Unaudited)	(Unaudited)
Cash out flows from investing activities:
Increase in short-term financial instruments	1,500	—
Increase in investment securities	12,158	13,424
Increase in short-term loans	116	1
Increase in long-term financial instruments	2	2
Acquisition of investment securities	1,529	1,070
Increase in long-term loans	15	6,695
Increase in guarantee deposits	639	310
Acquisition of property, plant and equipment	239	195
Acquisition of other tangible assets	550	327
Acquisition of industrial rights	107	176
Increase in research and development costs	631	291

	17,486	22,491

CASH FLOWS FROM FINANCING ACTIVITIES :
Issuance of common shares	—	—
Increase in short-term borrowings	2,009	—
Decrease in treasury stock	—	477
Decrease in short-term borrowings	(3,047)	(5,441)
Cost of stock issuing	—	—
Increase in treasury stock	—	—

	(1,038)	(4,964)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,540)	(8,673)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	19,727	11,420

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	17,187	2,747

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative Of Investor Relations Team